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WILMER CUTLER PICKERING
  HALE AND DORR LLP

                                                 Robert A. Schwed

                                                 399 PARK AVENUE
                                                 NEW YORK, NY 10022
                                                 +1 212 937 7276
                                                 +1 212 230 8888 fax
                                                 robert.schwed@wilmerhale.com


August 29, 2005

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Daniel Lee

Re:  AMDOCS LIMITED
     Post-Effective Amendment No. 7 to Registration Statement on Form F-3 File No. 333-114344
     Filed on August 16, 2005
     ------------------------

Ladies and Gentlemen:

On behalf of our client Amdocs Limited ("Amdocs" or the "Company"), we are submitting the following responses of the Company to the legal comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") set forth in a letter dated August 19, 2005, from Mr. Mark Shuman, Branch Chief - Legal, of the Division of Corporation Finance of the SEC. The comment letter relates to Post-Effective Amendment No. 7 to Registration Statement on Form F-3 (File No. 333-114344) filed by the Company with the SEC on August 16, 2005 (the "Post-Effective Amendment").

For convenient reference, we have included below each of the Staff's comments set forth in the comment letter and have keyed the Company's responses to the numbering of the comments and the headings used in the comment letter. Each of the responses are based on information provided to us by the selling securityholders named in the Post-Effective Amendment.

The Company is filing herewith Amendment No. 1 to the Post-Effective Amendment ("Amendment No. 1"). Where appropriate, the Company has responded to the Staff's comments by making changes to the disclosure in the Registration Statement set forth in Amendment No. 1. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.

The Company believes that Amendment No. 1 is responsive to the Staff's comments and, accordingly, is filing herewith an acceleration request that the Form F-3 be declared effective as promptly as possible.

Selling Securityholders

     1. Please disclose whether any added selling securityholder is a registered broker-dealer. We note that you added PIMCO Convertible Fund and UBS Securities LLC as selling


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Securities and Exchange Commission
August 29, 2005
Page 2


          securityholders. If a selling securityholder is a registered broker-dealer, please identify such registered broker-dealer as an underwriter in your disclosure, unless the shares were acquired as transaction-based compensation for investment-banking services. Provide a description of the investment-banking services and the manner in which the compensation for the services was computed, as applicable.

Response:      The Company has been informed by UBS Securities LLC that it is a registered broker-dealer. In response to the Staff's comment, the Company has included this disclosure on pages 59 through 60 of Amendment No. 1. The Company has been informed by PIMCO
               Convertible Fund that it is not a registered broker-dealer.

     2. Please disclose whether any added selling securityholder is an affiliate of a registered broker-dealer. If a selling securityholder is an affiliate of a registered broker-dealer, please expand the prospectus to indicate whether such selling stockholder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling stockholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Response:      The Company has been informed by PIMCO Convertible Fund that it is not an affiliate of a registered broker-dealer.

Please do not hesitate to contact the undersigned (212-937-7276) or Jason L. Kropp (617-526-6421) of this firm with any questions regarding this response letter.

Very truly yours,

/s/ Robert A. Schwed

Robert A. Schwed